UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

MATRIX SERVICE COMPANY

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

576853105

(CUSIP Number)

October 3, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 576853105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine Capital Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power - 0 -

	6.	Shared Voting Power 3,306,409

	7.	Sole Dispositive Power - 0 -

	8.	Shared Dispositive Power 3,306,409

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,306,409

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 16.76%

12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine Capital Management, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power - 0 -

	6.	Shared Voting Power 3,306,409

	7.	Sole Dispositive Power - 0 -

	8.	Shared Dispositive Power 3,306,409

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,306,409

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 16.76%

12.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jeffrey L. Gendell

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power - 0 -

	6.	Shared Voting Power 3,306,409

	7.	Sole Dispositive Power - 0 -

	8.	Shared Dispositive Power 3,306,409

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,306,409

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 16.76%

12.	Type of Reporting Person (See Instructions) IN

STATEMENT CONTAINING INFORMATION REQUIRED BY SCHEDULE 13G

The Schedule 13G initially filed on December 6, 2005, as amended and restated by Amendment No. 1 to Schedule 13G is hereby amended and restated by Amendment No. 2 to Schedule 13G.

Item 1.
	(a)	Name of Issuer The name of the issuer is Matrix Service Company (the “Company”).
	(b)	Address of Issuer’s Principal Executive Offices The Company’s principal executive offices are located at: 10701 E. Ute Street Tulsa, Oklahoma 74116-1517

Item 2.
	(a)	Name of Person Filing This Statement is filed by:

		(i)	Tontine Capital Partners, L.P., a Delaware limited partnership (“TCP”), with respect to the shares of Common Stock directly owned by it;
		(ii)	Tontine Capital Management, L.L.C., a limited liability company organized under the laws of the State of Delaware (“TCM”), with respect to the shares of Common Stock directly owned by TCP; and
		(iii)	Jeffrey L. Gendell (“Mr. Gendell”), with respect to the shares of Common Stock owned directly by TCP.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.”  Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

	(b)	Address of Principal Business Office or, if none, Residence The address of the business office of each of the Reporting Persons is 55 Railroad Avenue, 3rd Floor, Greenwich, Connecticut 06830.
(c)

Citizenship
TCP is a limited partnership organized under the laws of the State of Delaware.  TCM is a limited liability company organized under the laws of the State of Delaware.  Mr. Gendell is a United States citizen.

	(d)	Title of Class of Securities Common Stock, $.01 par value (the “Common Stock”)
	(e)	CUSIP Number 576853105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not Applicable.

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
A.	Tontine Capital Partners, L.P.
	(a)	Amount beneficially owned: 3,306,409
(b)

Percent of class:

16.76%. The percentage used herein and in the rest of Item 4 was calculated based upon a total of 19,724,119 shares of the Company’s Common Stock issued and outstanding (which was determined by adding the 17,416,426 shares of Common Stock issued and outstanding as of September 9, 2005, as set forth in the Company’s Proxy Statement on Schedule 14A filed on September 16, 2005, and 2,307,693 shares of Common Stock issued pursuant to the Securities Purchase Agreement entered into by the Company and TCP dated October 3, 2005).

	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote -0-
		(ii)	Shared power to vote or to direct the vote 3,306,409
		(iii)	Sole power to dispose or to direct the disposition of -0-
		(iv)	Shared power to dispose or to direct the disposition of 3,306,409

B.	Tontine Capital Management, L.L.C.
	(a)	Amount beneficially owned: 3,306,409
	(b)	Percent of class: 16.76%
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote -0-
		(ii)	Shared power to vote or to direct the vote 3,306,409
		(iii)	Sole power to dispose or to direct the disposition of -0-
		(iv)	Shared power to dispose or to direct the disposition of 3,306,409

C.	Jeffrey L. Gendell
	(a)	Amount beneficially owned: 3,306,409
	(b)	Percent of class: 16.76%
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote -0-
		(ii)	Shared power to vote or to direct the vote 3,306,409
		(iii)	Sole power to dispose or to direct the disposition of -0-
		(iv)	Shared power to dispose or to direct the disposition of 3,306,409

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.   Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

TCM, the general partner of TCP, has the power to direct the affairs of TCP, including decisions respecting the disposition of the proceeds from the sale of the shares.  Mr. Gendell is the Managing Member of TCM and in that capacity directs its operations.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certification
Each of the Reporting Persons hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 5, 2005
Date
/s/ JEFFREY L. GENDELL
Signature
Jeffrey L. Gendell, individually, and as Managing Member of Tontine Capital Management, L.L.C., General Partner of Tontine Capital Partners, L.P.
Name/Title